

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Alexander Johnstone
Chief Financial Officer
SIGNA Sports United N.V.
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany

  Re: SIGNA Sports United N.V.
    Form 20-F for Fiscal Year Ended September 30, 2022
    Filed February 7, 2023
    File No. 001-41156

Dear Alexander Johnstone:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2022

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Segments, page 57

1. Please revise to quantify factors cited to which changes in results are attributed. As an example, your segment revenues for "Bike and Outdoor" appear to have increased due to M&A activities with offsets due to to declining 'average order value" and organic growth. To allow investors to understand the impacts on your segments due to acquisitions and impacts from your historical operations from a period over period comparison, please revise to include such quantification. Refer to Instruction 1 to Item 5 of Form 20-F.

Non-IFRS Financial Measures
Adjusted EBITDA, page 59

2. We note your 'Adjusted EBITDA from continuing operations' reconciliation includes an adjustment for consulting fees, which includes €3.2 million of costs for the "preparation of being Sarbanes-Oxley compliant." It would appear Sarbanes-Oxley compliance costs would be normal and recurring operating expenses for a public company. Please tell us your consideration of Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the appropriateness of this adjustment.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services